Exhibit 99.1

News Release
NYSE, TSX: NTR

June 9, 2022

Nutrien Announces Plans to Increase Fertilizer Production Capability and Return Additional Capital to Shareholders

Ramping up potash production capability to 18 million tonnes by 2025 and planning for approximately $2 billion in additional share repurchases in 2022

SASKATOON, Saskatchewan – Nutrien Ltd (TSX and NYSE: NTR) announced today it plans to increase fertilizer production capability in response to structural changes in global energy, agriculture and fertilizer markets. The company is hosting a virtual investor update meeting today at 10:30 am EDT and will provide details on its strategic growth and capital allocation plans at this event.

“The challenge of feeding a growing world has never been clearer as global supply constraints have contributed to higher commodity prices and escalated concerns for global food security. There is no simple or fast solution to overcome this challenge and we see potential for multi-year strength in agriculture and crop input market fundamentals,” said Ken Seitz, Nutrien’s Interim President and CEO.

“Nutrien’s integrated business is best positioned to respond to these supply challenges and help sustainably feed a growing world. We are safely bringing on additional low-cost potash and nitrogen production from our existing facilities, while delivering the products, services and solutions growers need through our leading global Retail network,” added Mr. Seitz.

Accelerating Potash Production Ramp-Up

Nutrien is accelerating the ramp-up of its annual potash production capability to 18 million tonnes by 2025 in response to the uncertainty of supply from Eastern Europe. This represents an increase of more than 5 million tonnes, or 40 percent, compared to our production in 2020. The acceleration pathway is through existing low-cost capacity that is unmatched in the industry and supported by world-class global logistics infrastructure. The incremental production capability is expected to be added at a similar annual pace to the additions over the past two years.

To boost production, the company will hire and train approximately 350 people and invest in underground mining equipment, mine development, storage and loadout capacity. Nutrien continues to evaluate additional low-cost brownfield expansion opportunities beyond 18 million tonnes at its Saskatchewan mines that would supply longer-term market demand growth.

Enhancing Nitrogen Portfolio

Nutrien is advancing previously announced brownfield expansion projects that are expected to add approximately 500,000 tonnes of capacity by the end of 2025 and further enhance the energy efficiency and product mix of our plants. We are also evaluating the potential for additional low-cost brownfield expansion and emissions reduction projects with a final investment decision expected over the next 12 months.

Last month, Nutrien announced it is evaluating its existing site at Geismar, Louisiana to build the world’s largest clean ammonia facility. The project would leverage low-cost natural gas, tidewater access to world markets, and high-quality carbon capture and sequestration infrastructure to serve growing demand in agricultural, industrial and emerging energy markets. The plant would have an annual production capacity of 1.2 million tonnes of clean ammonia and capture at least 90 percent of carbon dioxide (C02) emissions, providing a meaningful step towards achieving the 2030 commitments set out in Nutrien’s Feeding the Future Plan.

Nutrien’s annual nitrogen sales volumes could increase to approximately 13.5 million tonnes by 2027 through the completion of inflight brownfield projects and additional growth projects under evaluation.

Returning Capital to Shareholders

Nutrien is planning to repurchase an additional $2 billion of shares, for a total of approximately $4 billion of repurchases in 2022, under its existing normal course issuer bid. This is expected to increase the company’s total return of capital to shareholders through dividends and share repurchases to approximately $5 billion in 2022.

"The strength of our expected cash flow provides an opportunity to accelerate our strategic growth initiatives and return significant cash to shareholders. The additional planned share repurchases announced today reflect our confidence in Nutrien’s near-term earnings and the potential for a more robust long-term outlook,” said Pedro Farah, Nutrien’s Executive Vice President and CFO.

The Investor Day presentation materials and a webcast of the formal presentations will be available on Nutrien’s website live or in replay mode at www.nutrien.com.

Forward-Looking Statements

Certain statements in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws including expected global economic, market and industry conditions; plans to increase potash production capability (and timing thereof), investments and the hiring of employees; our expectations for brownfield expansion projects and a clean ammonia production facility (and timing thereof), production capacity and capability, carbon capture and sequestration and nitrogen sales volumes; and our expectations for future brownfield expansion opportunities and growth projects; expectations regarding our emissions reduction strategy and 2030 commitments; and expectations regarding dividends and repurchases of our common shares, including the timing thereof. Forward looking statements in this news release are based on certain key expectations and assumptions made by Nutrien, many of which are outside of our control including but not limited to: that future business, regulatory and industry conditions and global economic conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, availability and cost of labor and technology; our expectations regarding the impacts, direct and indirect, of the conflict between Ukraine and Russia on, among other things, global supply and demand, energy and commodity prices; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; and our ability to repurchase expected number of common shares in compliance with applicable laws and stock exchange rules. Although Nutrien believes that the expectations and assumptions on which such forward looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Forward looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this news release including, but not limited to: general global economic, market, industry, and business conditions; regulatory requirements; our ability to attract and retain skilled employees; access and availability of technology; our ability to return additional capital to shareholders; the conflict between Ukraine and Russia and its potential impact on, among other things, global market conditions and supply and demand, energy and commodity prices; and performance of third parties. For additional information on the assumptions made, and the risks and uncertainties that could cause actual results to differ from the anticipated results, refer to our reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

The forward-looking statements in this news release are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this news release, except as may be required under applicable laws.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute approximately 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

FOR FURTHER INFORMATION:

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com